VISION GLOBAL SOLUTIONS, INC.

April 9, 2009

VIA ISSUER DIRECT-EDGAR

Mail Stop 4561

Jennifer Fugario

Staff Accountant

US Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

RE:

Vision Global Solutions, Inc.

Form 10-KSB for Fiscal Year Ended March 31, 2008

Filed June 30, 2008

File No. 000-31104

Dear Ms. Fugario:

We are in receipt of the letter from Craig Wilson, dated March 30, 2009. Please be informed that we shall be providing our response no later than Wednesday, April 22, 2009 on EDGAR.

Sincerely,

/s/ John Kinney
John Kinney
Chief Executive Officer

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax